EXPLANATORY NOTE

The Consolidated Financial Statements of PolyMet Mining Corp. for the year ended December 31, 2020 (the "Annual Financial Statements") were originally filed on EDGAR and SEDAR on March 18, 2021. This amendment to the Annual Financial Statements (the "Refiled Annual Financial Statements") is being filed solely to include Deloitte & Touche LLP's amended audit opinion to include the year ended December 31, 2019.  The original audit opinion referenced the year ended December 31, 2020 only.

Except as described above, no other changes have been made to the Annual Financial Statements. The Refiled Annual Financial Statements reflect the events of the original filing date and do not reflect events occurring after the filing of the Annual Financial Statements, or modify or update in any way the other disclosures made in the Annual Financial Statements.

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2020 and 2019

Management's Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the "Company") are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and include certain estimates that reflect management's best judgments.

The Company's Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2020.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the Company's internal control over financial reporting.  Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as at that date.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2020 has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Jonathan Cherry	/s/ Patrick Keenan
Jonathan Cherry	Patrick Keenan
Chairman, President, Chief Executive Officer	Executive Vice President, Chief Financial Officer

March 18, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PolyMet Mining Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. and subsidiaries (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Mineral Property, Plant, and Equipment-Impairment-Refer to Notes 2 and 4 to the financial statements.

Critical Audit Matter Description

The Company's carrying amount of mineral property, plant, and equipment of $415.6 million at December 31, 2020, is evaluated at each reporting date, or when events or circumstances indicate the cash generating unit (CGU) may not be recoverable, to determine whether there is an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information include indications of economic performance of the CGU. When events or circumstances exist that indicate the CGU may not be recoverable, the CGU's recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal (FVLCD). An impairment loss is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount. In assessing value in use and FVLCD, the Company makes significant estimates and assumptions using estimated future cash flows to be generated over the life of the asset that are discounted to their present value, including estimates and assumptions related to long-term metals pricing and the inputs to the discount rate.

We identified the impairment of mineral property, plant, and equipment as a critical audit matter because of the significant estimates and assumptions management makes in evaluating whether indicators of impairment exist and, if such conditions are determined to exist, evaluating the recoverability of the CGU. This required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the Company's assessment of indicators of impairment and the reasonableness of forecasted commodities pricing for copper and palladium and the discount rate used in management's recoverability analysis.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of indicators of impairment, forecasts of commodities pricing, and the selection of the discount rate included the following, among others:

  We tested the effectiveness of controls over management's identification of impairment indicators, and controls over management's determination of recoverability, including controls over management's determination of forecasted commodities pricing for copper and palladium and selection of the discount rate.

  We evaluated the Company's life of mine plan and the impact of external legal and permitting factors.

  With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) significant assumptions made by:

- Comparing management's forecasted commodities pricing of copper and pallidum to third-party forecasts.

- For the measurement of the recoverable amount, comparing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing those to the discount rate used by management.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
March 18, 2021

We have served as the Company's auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PolyMet Mining Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PolyMet Mining Corp. and subsidiaries (the "Company") as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 18, 2021, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
March 18, 2021

PolyMet Mining Corp.
Consolidated Balance Sheets
All figures in thousands of U.S. Dollars

	December 31, 2020	December 31, 2019
ASSETS

Current
Cash	$3,554	$7,401
Amounts receivable	385	472
Prepaid expenses	1,203	1,039
	5,142	8,912
Non-Current
Restricted deposits (Notes 6 and 11)	12,976	11,449
Amounts receivable and other assets	2,647	2,442
Mineral property, plant and equipment (Note 4)	415,559	410,132
Intangibles (Note 5)	24,390	24,380

Total Assets	460,714	457,315

LIABILITIES

Current
Accounts payable and accruals	2,755	4,533
Lease liabilities	106	60
Promissory note (Note 9)	16,629	-
Environmental rehabilitation provision (Note 6)	893	1,276
	20,383	5,869
Non-Current
Accruals	637	-
Lease liabilities	451	556
Promissory note (Note 9)	-	15,501
Convertible debt (Note 8)	18,747	-
Environmental rehabilitation provision (Note 6)	50,857	51,249

Total Liabilities	91,075	73,175

SHAREHOLDERS' EQUITY

Share capital	527,908	526,884
Equity reserves	69,953	64,648
Deficit	(228,222)	(207,392)

Total Shareholders' Equity	369,639	384,140

Total Liabilities and Shareholders' Equity	$460,714	$457,315

Nature of Business and Liquidity (Note 1)

Commitments and Contingencies (Note 14)

Subsequent Events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD OF DIRECTORS:

            /s/ Jonathan Cherry              , Director           /s/ Dr. David Dreisinger        , Director

PolyMet Mining Corp.

Consolidated Statements of Loss and Comprehensive Loss

All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Year ended December 31,
	2020	2019
Operations Expense
Resource evaluation	$10,811	$-
Salaries, directors' fees and related benefits	4,129	2,933
Share-based compensation (Note 10)	1,842	1,558
Public company and public relations	1,381	1,233
Professional fees	892	1,444
Office and administration	798	580
Depreciation	224	122
Loss from Operations	20,077	7,870

Other Expenses (Income)
Finance costs - net (Note 11)	1,044	1,532
Loss (gain) on foreign exchange	(1)	12
Loss on debenture modification	-	2,004
Loss (gain) on disposal of assets	142	(383)
Gain on financial asset fair value	(408)	(264)
Asset impairment (Note 4)	-	47,168
Other income	(24)	(36)
Total Other Expenses	753	50,033

Total Loss and Comprehensive Loss for the Period	20,830	57,903

Basic and Diluted Loss per Share	$0.21	$0.86

Weighted Average Number of Shares - basic and diluted	100,663,439	67,209,105

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Consolidated Statements of Changes in Shareholders' Equity
All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)				Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - January 1, 2019	32,119,007	$272,420	$62,111	$(149,489)	$185,042
Total comprehensive loss for the period	-	-	-	(57,903)	(57,903)
Rights offering & issuance costs	68,281,384	253,047	-	-	253,047
Debenture refinancing warrants	-	-	1,564	-	1,564
Payment of land purchase options (Note 10)	7,875	46	-	-	46
Exercise of share options (Note 10)	40,017	572	(298)	-	274
Vesting of restricted shares and RSU's (Note 10)	64,451	715	(715)	-	-
Share-based compensation (Note 10)	10,292	84	1,986	-	2,070
Balance - December 31, 2019	100,523,026	$526,884	$64,648	$(207,392)	$384,140

	Share Capital (authorized = unlimited)				Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - January 1, 2020	100,523,026	$526,884	$64,648	$(207,392)	$384,140
Total comprehensive loss for the period	-	-	-	(20,830)	(20,830)
Debenture exchange warrants (Note 8)	-	-	4,976	-	4,976
Vesting of restricted shares and RSU's (Note 10)	153,304	874	(874)	-	-
Share-based compensation and rounding (Note 10)	57,448	150	1,203	-	1,353
Balance - December 31, 2020	100,733,778	$527,908	$69,953	$(228,222)	$369,639

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Consolidated Statements of Cash Flows

All figures in thousands of U.S. Dollars

	Year ended December 31,
	2020	2019
Operating Activities
Loss for the period	$(20,830)	$(57,903)
Items not involving cash:
Depreciation	224	122
Interest expense (Note 11)	1,963	160
Environmental rehabilitation provision accretion (Notes 6 and 11)	2,083	2,072
Share-based compensation (Note 10)	1,842	1,558
Unrealized (gain) loss on foreign exchange	(1)	16
Loss on debenture modification	-	2,004
Loss (gain) on disposal of assets	142	(383)
Gain on financial asset fair value	(408)	(264)
Asset impairment (Note 4)	-	47,168
Changes in non-cash working capital
Restricted deposits	(1,527)	(1,163)
Amounts receivable and other assets	290	442
Prepaid expenses	(164)	122
Accounts payable and accruals	(1,554)	1,577
Net cash used in operating activities	(17,940)	(4,472)

Financing Activities
Share issuance proceeds (Note 10)	-	21,839
Share issuance costs (Note 10)	-	(11,953)
Debenture funding, net of costs (Notes 8 and 9)	22,888	15,000
Debenture repayment (Note 10)	-	(6,882)
Cash settled RSU's (Note 10)	(204)	(232)
Net cash provided by financing activities	22,684	17,772

Investing Activities
Property, plant and equipment purchases (Note 4)	(8,530)	(20,795)
Property, plant and equipment disposal proceeds	-	1,250
Intangible purchases (Note 5)	(62)	(195)
Net cash used in investing activities	(8,592)	(19,740)

Net Decrease in Cash	(3,848)	(6,440)
Effect of foreign exchange on Cash	1	(16)
Cash - Beginning of period	7,401	13,857
Cash - End of period	$3,554	$7,401

Supplemental information: non-cash investing and financing
Capitalization of accounts payable and accruals to mineral property	$(223)	$(712)
Capitalization of borrowing costs to mineral property	-	14,751
Capitalization of share-based compensation to mineral property (Note 10)	351	497
Capitalization of shares for land options to mineral property	-	46
Share issuance proceeds (Note 10)	-	243,435
Debenture repayment (Note 10)	$-	$(243,435)

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. ("PolyMet US" and, together with PolyMet Mining Corp., "PolyMet" or the "Company"), the Company is engaged in the exploration and development of natural resource properties.

The Company's shares are listed on the TSX and NYSE American.  Glencore AG, a wholly owned subsidiary of Glencore plc (together "Glencore"), has a majority shareholder relationship with the Company as a result of Glencore's ownership of 71.5% of the Company's issued shares.

The Company's primary mineral property is the NorthMet Project ("NorthMet" or "Project"), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project. The Minnesota Department of Natural Resources ("MDNR") also issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") on December 18, 2018. Further, PolyMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions.  During the first quarter of 2020, the Court of Appeals remanded the Permit to Mine and dam safety permits to the MDNR for a contested case hearing and the air permit to the MPCA with instructions to provide additional information. The Company, MDNR, and MPCA petitioned the Minnesota Supreme Court to review these decisions.  Oral arguments were heard in October 2020 on the Permit to Mine and dam safety permits and in November 2020 on the air permit.  In February 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals that had remanded the air permit back to the MPCA.  The Supreme Court returned the case to the Court of Appeals to resolve items not specifically addressed in the Court of Appeals' original decision.  PolyMet cannot act on these permits until the litigation is resolved of which the timing is uncertain.

The realization of the Company's investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and to conduct future profitable operations or alternatively, disposal of the investment on an advantageous basis.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity - Continued

Given the ongoing development of the Project, the Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at December 31, 2020, the Company had cash of $3.554 million, a working capital deficiency of $15.241 million and an agreement with Glencore to issue unsecured convertible debentures to Glencore in four tranches with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. As of December 31, 2020, the Company had issued $23.0 million of convertible debentures to Glencore under this agreement.  The final tranche of $7.0 million was issued subsequent to year end on January 28, 2021 (see Note 8).

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources, including funding from the issuance of unsecured convertible debentures, allowing the Company to satisfy future financial obligations, complete development of the Project and to conduct future profitable operations. Management's belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of the consolidated financial statements.

In late December 2019, a novel coronavirus ("COVID-19") was identified and subsequently spread worldwide.  On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic creating an unprecedented global health and economic crisis.  COVID-19's impact on global markets has been significant.  The duration and magnitude of COVID-19's effects on the economy, movement of goods and services, the copper market, and on the Company's financial and operational performance remains uncertain at this time.  As of the date of these statements, there has not been any direct impact on the Company's operations as a result of COVID-19.

The Company will continue to closely monitor the potential impact of COVID-19 on its business.  Should the duration, spread or intensity of the COVID-19 pandemic deteriorate in the future, there could be a potentially material and negative impact on the Company's business, including the market for its securities, the ability to raise capital, and the valuation of its non-financial assets including mineral property, plant and equipment and intangibles due to sustained decreases in metal prices.  Impacts from COVID-19 could also include a temporary cessation of operations due to a localized outbreak amongst Company personnel or in the Company's supply chain.

2. Basis of Preparation

a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The financial statements were approved by the Board of Directors on March 18, 2021.

Effective August 26, 2020, the Company completed a consolidation of its common shares at a ratio of ten pre-consolidation common shares for one post-consolidation common share. As a result of the consolidation, shares issuable pursuant to the Company's outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis.  All common share numbers, numbers of shares issuable under options, warrants and restricted share units and related per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

b) Basis of Consolidation and Preparation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared under the historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. All dollar amounts presented are in United States ("U.S.") dollars unless otherwise specified.

c) Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically extracted from the Company's property. In order to estimate reserves, estimates are required on a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends. Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money.  The provision for environmental rehabilitation obligations represents management's best estimate of the present value of the future cash outflows required to settle the liability.

The Company's estimates of its environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans or changes in cost estimates.  Operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

d) Critical Accounting Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting judgments.  This requires management to make judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting judgments used in the preparation of the consolidated financial statements are as follows:

Impairment of non-financial assets

The carrying amounts of non-financial assets, including mineral property, plant and equipment, and intangibles are reviewed at each reporting date, or when events or circumstances indicate the asset may not be recoverable, to determine whether there is any indication of impairment.  If any such indication exists, the asset's recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal ("FVLCD").  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  NorthMet meets the criteria of a cash-generating unit as it is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates and that are not within its control and affect the recoverable amount. Internal sources of information include indications of economic performance of the asset.

Going concern assumptions

The Company must assess its ability to continue as a going concern and prepare financial statements on a going concern basis unless it either intends to liquidate or cease trading or has no realistic alternative but to do so.  In assessing whether the going concern assumption is appropriate, the Company takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

e) Summary of Significant Accounting Policies

Cash and Restricted Deposits

Cash include amounts held in banks and highly liquid investments with original maturities of three months or less.  Restricted deposits are held in a trust account and invested in highly liquid investments with a major financial institution as security and collateral primarily for legacy reclamation activities.

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following categories: fair value through profit or loss ("FVTPL") or amortized cost.  Financial assets classified as FVTPL are measured at fair value with gains and losses recognized through profit and loss.  Financial assets classified as amortized cost are measured at amortized cost using the effective interest method less any allowance for impairment.  The effective interest method is a method of calculating the amortized cost of a financial asset and allocating interest income over the relevant period.  The effective interest rate is the rate that discounts estimated future cash flows through the expected life of the financial asset, or, where appropriate, a shorter period.  Loss allowances are recognized for Expected Credit Losses ("ECL") for amounts receivable and other assets not measured at FVTPL.  Loss allowances for amounts receivable and other assets are measured at an amount equal to lifetime ECL.  ECL is a probability-weighted estimate and measured as the present value of all cash shortfalls including the impact of forward looking information.  The loss allowance is presented as a deduction to amounts receivable and other assets.  Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with amortized cost financial assets are included in the initial carrying amount of the asset (see Note 15).

Mineral Property

Exploration costs are incurred to discover mineral resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of the resources found.  Exploration and evaluation costs are expensed as incurred.

Capitalization of expenditures begins upon receipt and approval of a feasibility study confirming the technical feasibility and commercial viability of extracting the mineral resource ("Definitive Feasibility Study").  Development costs incurred subsequent to a Definitive Feasibility Study and mineral property acquisition costs are capitalized until the property is placed into production, sold, allowed to lapse or abandoned.  Development costs are capitalized to the extent they are necessary to bring the property to commercial production and are directly attributable to an area of interest or capable of being reasonably allocated to an area of interest.

Upon commencement of production, related mineral property acquisition and development costs will be amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets' useful lives.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

Plant and Equipment

Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses.  Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits of the expenditure will flow to the Company and its cost can be measured reliably.  The carrying amount of a replaced part is derecognized.  All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation of plant and equipment is calculated using the cost of the asset, less its residual value, over the estimated useful life of the asset on a unit of production or straight-line basis, as appropriate.

Leases

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.  The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.  The lease liability is initially measured at the present value of the lease payments, discounted using the incremental borrowing rate.

Intangibles

Intangibles include wetland credits and software.  Acquisition costs are capitalized until the asset is used, sold, or abandoned.  Wetland credits are used to offset and mitigate wetlands disturbed during construction and operation of the Project.  As such, costs will be transferred to Mineral Property, Plant and Equipment once placed into service and amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets' useful lives.  Software is amortized over the useful life once placed into service.

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.  Financial liabilities classified as FVTPL are initially recognized at fair value with directly attributable transaction costs expensed as incurred.  At the end of each reporting period, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.  Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method which calculates the amortized cost of a financial liability and allocates interest expense over the expected life of the financial liability.

Exchanges of instruments and modifications to debt are assessed using quantitative and qualitative factors to consider whether the exchange or modification constitutes an extinguishment of the original financial liability and establishment of a new financial liability. In the case of extinguishment, any fees or costs incurred are recognized in profit or loss in the period in which they arise.  Where the terms in an exchange or modification are not assessed to be substantially different, a modification gain or loss is recognized at an amount equal to the difference between the modified cash flows discounted at the original effective interest rate and the carrying value of the debt. The carrying value of the debt is adjusted for this modification gain or loss, directly attributable transaction costs, and any cash paid to or received from the debt holder (see Note 15).

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is substantially complete and ready for its intended use or sale.  Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant borrowings of the Company during the period. Other borrowing costs not directly attributable to a qualifying asset are expensed in the year incurred.  Classification in the cash flow statement is in accordance with the classification of the underlying asset to which those payments were capitalized.

Share-Based Compensation

All share-based compensation awards made to directors, employees and non-employees are measured and recognized using a fair value based method.  For directors and employees, or those providing services similar to employees, the fair value of options is determined using the Black-Scholes pricing model.  The fair value of the bonus shares, restricted shares, and restricted share units expected to be settled in shares is amortized over the vesting period.  For awards expected to be settled in cash, the change in market value and corresponding liability is adjusted to fair value at each reporting period.

The award is accrued and charged over the vesting period either to operations or mineral property, plant and equipment, with the offsetting credit to equity reserves for equity settled awards or liabilities for cash settled awards.  If and when share options are ultimately exercised or bonus shares, restricted shares, and restricted share units vest, the applicable amounts are transferred to share capital or removed from liabilities.

Certain awards vest upon achievement of non-market performance conditions.  On a quarterly basis, management assesses the probability of achieving those performance conditions using the best available information and estimates the appropriate vesting period.

When the Company amends the terms of share options, the incremental change in the fair value of the options due to the amendment, as determined using the Black-Scholes pricing model, is recognized over the vesting period in the statement of loss or capitalized as appropriate.

Share Purchase Warrants

The Company issues share purchase warrants in connection with certain financing transactions.  The fair value of the warrants, as determined using the Black-Scholes pricing model or fair value of goods or services received, is credited to equity reserves.  The recorded value of share purchase warrants is transferred to share capital upon exercise.

Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its wholly-owned subsidiary.  Amounts in the consolidated financial statements are expressed in U.S. dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions.  Monetary assets and liabilities of the Company's operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date.  Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction.  Exchange differences are recognized in net loss in the year in which they arise.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Basic and diluted loss per share for each year presented are the same due to the effect of potential issuances of shares under warrant or share option agreements being, in total, anti-dilutive.

Income Taxes and Deferred Taxes

The income tax expense or benefit for the year consists of current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.  Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Loss and Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences not eligible for offset. Deferred tax assets are generally recognized for all deductible temporary differences, loss carry forwards and tax credit carry forwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carry forwards, and tax credit carry forwards can be utilized, a deferred tax asset is not recognized.

3. Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2022.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2021.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company's recovery of $3.370 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year. The Company's recovery of $0.279 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4. Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance at December 31, 2019	$409,356	$776	$410,132
Additions	7,668	255	7,923
Disposals	-	(9)	(9)
Changes to environmental rehabilitation provision (Note 6)	(2,315)	-	(2,315)
Amortization and depreciation	-	(172)	(172)
Balance at December 31, 2020	414,709	850	415,559
Gross carrying value	461,877	2,166	464,043
Accumulated depreciation and impairment	$(47,168)	$(1,316)	$(48,484)

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance at January 1, 2019	$433,347	$201	$433,548
Additions	33,956	746	34,702
Disposals	(867)	-	(867)
Changes to environmental rehabilitation provision (Note 6)	(9,912)	-	(9,912)
Asset Impairment	(47,168)	-	(47,168)
Amortization and depreciation	-	(171)	(171)
Balance at December 31, 2019	409,356	776	410,132
Gross carrying value	456,524	1,931	458,455
Accumulated depreciation and impairment	$(47,168)	$(1,155)	$(48,323)

Mineral Property	December 31, 2020	December 31, 2019
Mineral property acquisition and interest costs	$79,625	$79,625
Mine plan and development	52,178	51,388
Environmental	146,094	142,814
Consulting and wages	61,653	58,610
Reclamation and remediation (Note 6)	44,584	46,899
Site activities	30,497	29,942
Mine equipment	78	78
Total	$414,709	$409,356

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4. Mineral Property, Plant and Equipment - Continued

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together "Cliffs") large parts of a processing facility located approximately six miles from the ore body.  In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the processing facility. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.  The consideration paid for the processing facility and associated infrastructure was $18.9 million in cash and $13.953 million in shares. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During 2020, the Company capitalized development costs of $7.668 million (2019 - $19.205 million) necessary to bring the Project to commercial production.  In addition, borrowing costs directly attributable to the Project were capitalized in the amount of $nil (2019 - $14.751 million) due to suspension of capitalization following the asset impairment during the three months ended December 31, 2019.  As Project assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to December 31, 2020.

The Company regularly assesses whether there are indicators of asset impairment. During the first quarter of 2020, indicators were identified, including updates to the Project and developments related to ongoing legal challenges, which potentially affect the timing of the Project.  The recoverable amounts of mineral property, plant and equipment and intangibles were measured based on fair value less costs of disposal ("FVLCD"), determined by assessing future expected cash flows based on future business plans supported by life of mine plans. The valuation assessment uses the most recent reserve and resource estimates, relevant cost assumptions and market forecasts of commodity prices discounted using an operation specific weighted average cost of capital.  The determination of FVLCD used Level 3 valuation techniques (see Note 15).  Based on the results of the Company's recoverability analysis, the FVLCD exceeded the carrying amount of the assets and no impairment was required during the first quarter of 2020.  No indicators of asset impairment were identified during the second, third, or fourth quarters of 2020.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5. Intangibles

Details of the Intangibles are as follows:

	Year ended December 31,
	2020	2019
Intangibles - beginning of period	$24,380	$24,185
Additions	62	195
Amortization	(52)	-
Intangibles - end of period	24,390	24,380
Gross carrying value	24,442	24,380
Accumulated amortization and impairment	$(52)	$-

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits the Company can use for the Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments are recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service.  As at December 31, 2020, the carrying amount of wetland mitigation bank credit intangibles was $24.185 million (December 31, 2019 - $24.185 million).

During 2020, the Company capitalized $0.062 million related to software costs (December 31, 2019 - $0.195 million).  As at December 31, 2020, the carrying amount of software intangibles was $0.205 million (December 31, 2019 - $0.195 million).

6. Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Year ended December 31,
	2020	2019
Environmental Rehabilitation Provision - beginning of period	$52,525	$61,107
Change in estimate	(2,315)	(9,912)
Liabilities discharged	(543)	(742)
Accretion expense	2,083	2,072
Environmental Rehabilitation Provision - end of period	51,750	52,525
Less current portion	(893)	(1,276)
Non-current portion	$50,857	$51,249

Federal, state and local laws and regulations concerning environmental protection affect the Company's assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company's provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.    Environmental Rehabilitation Provision - Continued

The Company's best estimate of the environmental rehabilitation provision as at December 31, 2020 was $51.750 million (December 31, 2019 - $52.525 million) based on estimated cash flows required to settle this obligation in present day costs of $67.597 million (December 31, 2019 - $70.480 million), a projected inflation rate of 2.0% (December 31, 2019 - 2.2%), a market risk-free nominal interest rate of 3.7%  (December 31, 2019 - 4.0%) and expenditures expected to occur over a period of approximately 30 years.  During 2019, the Company changed its estimate for determining the discount rate in order to better reflect the expected rates over the period of future cash flows.  This change in estimate resulted in a $9.9 million decrease to the environmental rehabilitation provision during 2019 and was accounted for prospectively as a change in accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates, and Errors.  The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement.  If the discount rate had been 1% lower than management's estimate, the liability would have increased by $8.2 million as at December 31, 2020 and conversely, if the discount rate had been 1% higher than management's estimate, the liability would have decreased by $6.6 million as at December 31, 2020.

On November 1, 2018, the Company received the Permit to Mine and certain other permits for the Project from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund. The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case. Financial assurance obligations are reviewed annually based on the Company's planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly. The Company may terminate these financial instruments, partially or in full, only upon fulfilling site reclamation requirements and receiving approval from the MDNR.  Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining.  In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.  There were no changes in the financial assurance obligations during 2020.  As at December 31, 2020, the trust fund balance was $12.725 million (December 31, 2019 - $11.198 million).

7. Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at December 31, 2020:

• Equity (see Note 10) - 72,008,404 common shares of the Company acquired between 2009 and 2019 which represent 71.5% of the Company's issued shares;

• Convertible debt (see Note 8) - $23.0 million initial principal unsecured convertible debentures due March 31, 2023; and

• Promissory note (see Note 9) - $15.0 million initial principal note due December 31, 2021.

See additional discussion of Glencore agreements in Notes 8, 9, and 10.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8. Convertible Debt

Details of the Convertible Debt are as follows:

	Year ended December 31,
	2020	2019
Convertible Debt - beginning of period	$-	$56,984
Fair value of debenture funding	17,912	-
Change due to modification	-	792
Accretion and capitalized interest	835	2,105
Repayment	-	(59,881)
Convertible Debt - end of period	$18,747	$-

During 2008 and 2009, the Company issued $25.0 million of secured convertible debentures to Glencore.  The Company provided security on these debentures covering all of the assets of PolyMet. Interest was compounded quarterly and payable by increasing the principal amount of the debentures.

On March 22, 2019, the Company entered into an extension agreement with Glencore with respect to the secured convertible and non-convertible debt set to mature on March 31, 2019.  Glencore agreed to extend the maturity date of the debt to June 30, 2019 to provide the Company time to complete a rights offering, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.  In connection with the extension agreement, the Company issued 6,458,001 purchase warrants to Glencore with an expiration date of March 31, 2024 and an exercise price of $0.7368 which was approved by the NYSE American and TSX.  In addition, the Company agreed to extend the expiration date of the convertible debt exchange warrant to the earlier of March 31, 2020 or the date on which the convertible debt is fully repaid, which occurred on June 28, 2019.

The March 2019 transaction was accounted for as a modification of the existing debentures with a $2.014 million modification loss consisting of the following:

• $0.810 million to increase the convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 7.3%;

• $0.360 million to reduce the non-convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 14.3%; and

• $1.564 million to equity reserves to recognize the fair value of the purchase warrants issued.

Upon closing of the Rights Offering, these debentures were fully repaid on June 28, 2019. Since inception, $34.881 million of interest was capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and $2.105 million was capitalized during 2019.

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  The debentures are due on the earlier of March 31, 2023 or upon US$100 million of Project financing.  Interest accrues on the unsecured debentures balance drawn at 4% per annum and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.223.  The first tranche in the amount of $7.0 million was issued on March 18, 2020, the second tranche in the amount of $7.0 million was issued on June 23, 2020 and the third tranche in the amount of $9.0 million was issued on September 30, 2020.  The final tranche of $7.0 million was issued subsequent to year end on January 28, 2021.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8. Convertible Debt - Continued

The convertible debenture proceeds were bifurcated between the debt and equity components.  The fair value of the debt component was estimated using a discounted cash flow model method.  Transaction costs for the financing was $0.112 million.  The fair value of the debt components issued during 2020 was $17.912 million with the residual of $4.976 million allocated to equity.  The debt component has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.  No borrowing costs were capitalized during 2020.

9. Non-Convertible Debt and Promissory Note

Details of the Non-Convertible Debt are as follows:

	Year ended December 31,
	2020	2019
Non-Convertible Debt - beginning of period	-	178,483
Change due to modification (Note 7)	-	(352)
Accretion and capitalized interest	-	12,305
Repayment	-	(190,436)
Non-Convertible Debt - end of period	-	-

Since January 2015, the Company issued $140.0 million of secured non-convertible debentures to Glencore.  The Company provided security on these debentures covering all of the assets of PolyMet.  Interest was compounded quarterly and payable by increasing the principal amount of the debentures.

On March 22, 2019, the Company entered into an extension agreement with Glencore with respect to the secured convertible and non-convertible debt set to mature on March 31, 2019.  Glencore agreed to extend the maturity date of the debt to June 30, 2019 to provide the Company time to complete a rights offering, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.  See further discussion of the transaction in Note 8.

Upon closing of the Rights Offering, these debentures were fully repaid on June 28, 2019.  Since inception, $50.436 million of interest was capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and $12.305 million was capitalized during 2019.

Details of the Promissory Note are as follows:

	Year ended December 31,
	2020	2019
Promissory Note - beginning of period	$15,501	$-
Funding, net of costs	-	15,000
Accretion and capitalized interest	1,128	501
Promissory Note - end of period	$16,629	$15,501

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million with proceeds to be used for general corporate purposes.  The promissory note bears interest at three month U.S. dollar LIBOR plus 6.0% and is payable on the earlier of (i) December 31, 2021 or (ii) the availability of at least $100 million of debt or equity financing, on which date all principal and interest accrued to such date will be due and payable.  Since inception, $1.629 million of interest has been capitalized to the principal amount of the promissory note.  Borrowing costs of $0.341 million were eligible for and were capitalized during 2019.  No borrowing costs were capitalized during 2020.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital

a) Issuances for Cash and Land Acquisition

On May 24, 2019, the Company filed a prospectus for an offering of rights to holders of common shares of the Company to raise up to $265.0 million in gross proceeds ("Rights Offering").  Every shareholder received one right ("Right") for each common share owned on June 3, 2019, the Record Date, and each Right entitled the holder to acquire 2.119069 new common shares of the Company at $0.3881 per share. This offering of Rights expired on June 26, 2019.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions.  Because the Rights Offering was not fully subscribed, Glencore purchased 430,521,941 common shares under its standby commitment in addition to the 196,726,042 common shares purchased under Glencore's Rights which resulted in Glencore owning 71.6% of the Company's issued shares.

Upon closing of the Rights Offering on June 28, 2019, the Company issued a total of 682,813,838 common shares for gross proceeds of $265.0 million.  Expenses and fees relating to the Rights Offering were $11.953 million, including a $7.690 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital.  Closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.  Proceeds of the Rights Offering were used to repay the convertible debt of $59.881 million owed to Glencore and non-convertible debt of $190.436 million owed to Glencore (see Notes 8 and 9).  The Company and Glencore agreed to net settle Glencore's Rights Offering subscription amount of $243.435 million against the debt amounts owed.

During 2020, the Company issued nil shares (2019 - 40,017 shares) pursuant to the exercise of share options for proceeds of $nil (2019 - $0.274 million).

During 2020, the Company issued nil shares (2019 - 7,875 shares) to maintain land purchase options with the shares valued at $nil (2019 - $0.046 million).

On June 24, 2020, shareholders approved the proposed consolidation of the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-consolidation shares for every one (1) post-consolidation share and further authorized the Board of Directors to determine when and if to effect such consolidation.  Effective August 26, 2020, the Company completed the consolidation at a ratio of ten pre-consolidation common shares for one post-consolidation common share.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

b) Share-Based Compensation

The Omnibus Share Compensation Plan ("Omnibus Plan") was created to align the interests of the Company's employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company's shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company's shareholders most recently on June 27, 2018.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 250,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

During 2020, the Company recorded $2.193 million for share-based compensation (2019 - $2.055 million) with $1.842 million expensed to share-based compensation (2019 - $1.558 million) and $0.351 million capitalized to mineral property, plant and equipment (2019 - $0.497 million).  The offsetting entries were to equity reserves for $1.203 million (2019 - $1.986 million), share capital for $0.150 million (2019 - $0.084 million) and payables for $0.840 million (2019 - $0.015 million decrease).  Total share-based compensation for the period comprised $0.159 million for share options (2019 - $1.171 million), $1.884 million for restricted share units (2019 - $0.800 million), and $0.150 million for issuance of 57,481 unrestricted shares (2019 - $0.084 million for 10,292 shares).  Exercise of options and warrants and vesting of restricted share units during the period resulted in $0.874 million being transferred from equity reserves to share capital (2019 - $1.013 million).

c) Share Options

Share options granted may not exceed a term of ten years and the expiration date is accelerated if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the share options outstanding are as follows:

	Year ended December 31,
	2020		2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding - beginning of period	2,406,600	$7.68	2,269,200	$9.11
Granted	25,000	3.90	362,500	8.10
Exercised	-	-	(62,500)	7.11
Expired	(136,400)	9.84	(162,600)	10.09
Anti-dilution adjustment	-	-	-	(1.21)
Outstanding - end of period	2,295,200	$7.51	2,406,600	$7.68

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
3.90 to 7.00	1,048,500	1,048,500	$6.27	1.44
7.01 to 8.70	966,700	896,800	7.68	2.79
8.71 to 13.00	175,000	175,000	9.21	2.38
13.01 to 16.30	105,000	105,000	15.61	0.15
	2,295,200	2,225,300	$7.51	2.02

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

As at December 31, 2020 all outstanding share options had vested and were exercisable, with the exception of 69,900, which are scheduled to vest upon production.  The outstanding share options have expiry periods between 0.07 and 9.49 years and are expected to primarily be settled in shares upon exercise.

During 2020, the Company granted 25,000 share options (2019 - 362,500) which had a fair value of $0.057 million (2019 - $1.042 million) to be expensed and capitalized over the vesting periods.

The fair value of share options granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Year ended December 31,
	2020	2019
Risk-free interest rate	0.33%	2.52%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	71.88%	54.56%
Expected life in years	5.00	2.50
Weighted average fair value of each option	$2.27	$2.87

The expected volatility reflects the Company's expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Effective June 28, 2019, the Company reduced the exercise price of all options that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering.  The adjustment did not impact the financial statements.

d) Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the restricted shares and restricted share units are as follows:

	Year ended December 31,
	2020	2019
Outstanding - beginning of period	464,886	334,791
Granted	918,252	172,587
Vested	(221,979)	(104,937)
Forfeited	(10,099)	-
Anti-dilution adjustment	-	62,445
Rounding due to share consolidation	(25)	-
Outstanding - end of period	1,151,035	464,886

As at December 31, 2020, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (Construction Finance - 86,557; Production - 45,261; January 2021 - 152,312; January 2022 - 800,459 and Other - 6,250).  The remaining 60,196 outstanding restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 418,187 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

During 2020, the Company granted 918,252 restricted share units (2019 - 172,587) which had a fair value of $2.389 million (2019 - $1.355 million) to be expensed and capitalized over the vesting periods.

During 2020, there were nil restricted shares (2019 - 9,550) settled upon vesting in shares, 153,304 restricted share units (2019 - 64,451) settled upon vesting with shares and 68,675 restricted share units (2019 - 30,936) settled upon vesting with cash for $0.204 million (2019 - $0.232 million).

Effective June 28, 2019, the Company increased the number of common shares issuable for all restricted share units outstanding prior to the Rights Offering, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering.  The adjustment did not impact the financial statements.

e) Bonus Shares

The bonus share incentive plan was established for the Company's directors and key employees and was approved by the disinterested shareholders at the Company's shareholders' meeting held in May 2004.  The Company has authorized 364,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company's

Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  The fair value of these unissued bonus shares has been fully amortized.

Details of the bonus shares are as follows:

	Year ended December 31,
	2020		2019
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding - beginning of period	270,000	364,000	270,000	364,000
Outstanding - end of period	270,000	364,000	270,000	364,000

f) Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Year ended December 31,
	2020		2019
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding - beginning of period	3,137,918	$8.04	2,718,971	$9.49
Granted	-	-	645,800	7.37
Expired	-	-	(645,800)	8.23
Anti-dilution adjustment	-	-	418,947	(1.20)
Outstanding - end of period	3,137,918	$8.04	3,137,918	$8.04

The outstanding share purchase warrants have expiry periods between 0.80 years and 3.25 years, subject to acceleration in certain circumstances.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

Effective June 28, 2019, the Company increased the number of common shares issuable and reduced the exercise price of all warrants that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering.  The adjustment did not impact the financial statements.

The fair value of share purchase warrants granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Year ended December 31,
	2020	2019
Risk-free interest rate	-	2.18%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	-	52.59%
Expected life in years	-	3.00
Weighted average fair value of each warrant	$-	$2.42

The expected volatility reflects the Company's expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

11. Finance Costs - Net

Details of net finance costs are as follows:

	Year ended December 31,
	2020	2019
Debt accretion and capitalized interest:
Promissory note (Note 9)	$1,128	$501
Convertible debt (Note 8)	835	2,105
Non-convertible debt (Note 9)	-	12,305
Less: amounts capitalized on qualifying assets	-	(14,751)
Environmental rehabilitation accretion (Note 6)	2,083	2,072
Restricted deposit income	(1,527)	(1,163)
Cash interest income	(23)	(218)
Other finance (income) costs	(1,452)	681
Finance costs - net	$1,044	$1,532

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

12. Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Year ended December 31,
	2020	2019
Salaries and other short-term benefits	$2,351	$2,247
Other long-term benefits	59	47
Share-based payment (1)	1,781	1,917
Total	$4,191	$4,211

(1) Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions in certain circumstances, including, for example, for termination without cause, in the event of a change in control, or in the event of the employee having good reason.  Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's ownership of 71.5% it is also a related party.  In addition to the transactions described in Notes 7, 8 and 9 the Company is party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for Project technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During 2020, the Company recorded $0.309 million (2019 - $0.474 million) for services under this agreement.

13. Income Taxes

a) Effective tax rate

The effective tax rate differs from the cumulative Canadian federal and provincial income tax rate due to the following:

	Year ended December 31,
	2020	2019
Loss for the year before taxes	$(20,830)	$(57,903)
Combined statutory tax rate	27.0%	27.0%
Expected tax recovery	(5,624)	(15,634)
Difference in foreign tax rates	(303)	(914)
Non-deductible items	-	541
Change in unrecognized deferred tax and other items	5,927	16,007
Income Tax Expense / (Recovery)	$-	$-

b) Deferred income tax assets and liabilities

Deferred income tax assets and liabilities have been recognized in respect of the following items:

	Year ended December 31,
	2020	2019
Non-capital loss carry forward assets	$17,738	$16,994
Mineral property acquisition, exploration and development costs	(17,738)	(16,994)
Net deferred income tax liabilities	$-	$-

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13. Income Taxes - Continued

Deferred income tax assets have not yet been recognized in respect of the following items:

	Year ended December 31,
	2020	2019
Non-capital loss carry forward assets	$46,414	$41,104
Capital loss carry forward assets	360	360
Intercompany receivable assets	2,690	2,690
Other assets	4,186	4,288
Unrecognized deferred income tax assets	$53,650	$48,442

As at December 31, 2020, the Company has Canadian non-capital loss carry forwards of approximately $60.1 million (December 31, 2019 - $53.8 million), which expire between 2026 and 2040.  The Company also has US federal non-capital loss carry forwards of approximately $167.5 million (December 31, 2019 - $152.3 million), of which approximately $134.2 million were generated prior to 2018 and expire between 2021 and 2037.  The remaining $33.3 million were generated in tax years since 2018 and do not expire.  The Company's US state non-capital loss carry forwards expire between 2021 and 2035.  Further, US net operating loss carry forwards may be subject to an annual limitation in the event of a 50% or greater change of ownership within a 3 year period as defined under Section 382 of the Internal Revenue Code.

The Company is not recognizing these deferred tax assets because they relate to entities with a history of losses and there is not convincing evidence that future taxable income will enable timely offset.

14. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, the following table summarizes the Company's contractual obligations as at December 31, 2020:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accruals	$3,392	$3,392	$2,755	$637	$-	$-
Lease liability	557	659	145	297	217	-
Promissory note (Note 9)	16,629	16,919	16,919	-	-	-
Convertible debt (Note 8)	18,747	24,056	-	24,056	-	-
Firm commitments	-	436	64	284	88	-
Total	$39,325	$45,462	$19,883	$25,274	$305	$-

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  As a result of the assessment, no significant contingent liabilities were recorded as at December 31, 2020.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15. Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at December 31, 2020 are:

	Amortized Cost	Fair valu through profit or loss	Total carrying value
Financial assets
Cash	$3,554	$-	$3,554
Restricted deposits	575	12,401	12,976
Amounts receivable and other assets	650	2,382	3,032
Total financial assets	4,779	14,783	19,562

Financial liabilities
Accounts payable and accruals	2,620	772	3,392
Convertible debt	18,747	-	18,747
Promissory note	16,629	-	16,629
Lease liabilities	557	-	557
Total financial liabilities	$38,553	$772	$39,325

The carrying values of each classification of financial instrument as at December 31, 2019 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$7,401	$-	$7,401
Restricted deposits	809	10,640	11,449
Amounts receivable and other assets	738	2,176	2,914
Total financial assets	8,948	12,816	21,764

Financial liabilities
Accounts payable and accruals	4,408	125	4,533
Promissory note	15,501	-	15,501
Lease liabilities	616	-	616
Total financial liabilities	$20,525	$125	$20,650

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits (see Note 6) measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $12.401 million (December 31, 2019 - $10.640 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.382 million (December 31, 2019 - $2.176 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.772 million (December 31, 2019 - $0.125 million).

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15. Financial Instruments and Risk Management - Continued

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Risks Arising from Financial Instruments and Risk Management

The Company's activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company's Project, the overall risk management program focuses on facilitating the Company's ability to continue as a going concern and seeks to minimize potential adverse effects on the Company's ability to execute its business plan.

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk

The Company incurs expenditures in Canada and the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accruals will vary in U.S. dollar terms due to changes in exchange rates.

As the majority of the Company's expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and liquid short-term deposits.  The Company has not hedged any of its interest rate risk.

The Company was exposed to interest rate risk through the following assets and liabilities:

	December 31, 2020	December 31, 2019
Cash and restricted deposits	$16,530	$18,850
Promissory Note	$16,629	$15,501

Based on the above net exposures, as at December 31, 2020, a 1% change in interest rates would have impacted the Company's loss by approximately $0.165 million and carrying value of the promissory note by approximately $0.166 million.

PolyMet Mining Corp. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15. Financial Instruments and Risk Management - Continued

Credit Risk

Credit risk arises on cash and restricted deposits held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable and other assets.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $19.562 million.

The Company's cash and restricted deposits are primarily held through large Canadian and United States financial institutions.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.

Capital Management

The Company's capital management objective is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders' equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Company's Board of Directors.

Although the Company expects to have the necessary resources to carry out its plans and operations through December 31, 2021, it does not currently have sufficient capital to complete the development of the Project and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements.  The Company's objective is to identify the source or sources from which it will obtain the capital required to complete the Project and manage liquidity risk.  Further, Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of the consolidated financial statements (see Note 1).

16.  Subsequent Events

On February 24, 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals that had remanded the air permit back to the MPCA.  The Supreme Court returned the case to the Court of Appeals to resolve items not specifically addressed in the original decision of the Court of Appeals.